Exhibit 99.15

Bureau of Cannabis Control (833) 768-5880 Adult-Use and Medicinal - Retailer License Provisional Storefront LICENSE NO: C10-0000044-LIC LEGAL BUSINESS NAME: BUD AND BLOOM PREMISES: 1327 ST. GERTRUDE PL E SANTA ANA, CA 92705 VALID: 5/10/2019 EXPIRES: 5/9/2021 Non-Transferable Prominently display this license  as required by Title 16 CCR § 5039

Scan to verify this license. Valid: 5/10/2019 Expires: 5/9/2021 License No: C10-0000044-LIC Legal Business Name: BUD AND BLOOM Premises Address: 1327 ST. GERTRUDE PL E SANTA ANA, CA 92705 1.  Use your smartphone camera to scan the QR code for licensing information. 2.  If your camera doesn’t have scanning functionality, you can look up a location at CApotcheck.com using license number C10-0000044-LIC.